May 8, 2024

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington DC 20549

Re:	Strawberry Fields REIT, Inc., Form 10-K for the fiscal year ended
December 31, 2023, Form 8-K Filed April 4, 2024, File Nos. 001-41628

To Whom It May Concern:

We are writing in response to your letter dated April 26, 2024, requesting information concerning Strawberry Fields REIT, Inc.’s (the “Company”) filings. We have addressed those requests below.

Form 10-K for the fiscal year ended December 31, 2023, Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 47

1.	We note your disclosure that Management’s Report on Internal Controls Over Financial Reporting has been omitted due to the transition period established by the rules of the SEC for newly public companies. Please explain to us how you determined you were eligible for this exemption or revise your filing accordingly.

RESPONSE: Today, the Company filed a Form 10-K/A including Management’s Report on Internal Controls Over Financial Reporting.

Form 8-K Filed April 4, 2024, Exhibit 99.1, page 5

2.	We note that within the Investor presentation dated April 4, 2024, you have referenced several non-GAAP measures, including Adjusted EBITDA, Net debt and EBITDARM, which are not reconciled to the most comparable measure calculated in accordance with GAAP. In future disclosures or releases of material information that includes a non-GAAP financial measure, include a quantitative reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Regulation G.

RESPONSE: The Company will provide such reconcilements for any non-GAAP measures used in any future presentations, releases, and filings.

Sincerely,

IGLER | PEARLMAN, P.A.

/s/ Richard Pearlman

Richard Pearlman

850.878.2411 Telephone	2457 Care Drive Suite 203
850.878.1230 Facsimile	Tallahassee, Florida 32308